Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of DD3 Acquisition Corp. II on Amendment No. 1 to Form S-1, File No. 333-250212, of our report dated October 21, 2020, except for Note 8, as to which the date is November 19, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of DD3 Acquisition Corp. II as of October 13, 2020 and for the period from September 30, 2020 (inception) through October 13, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

November 30, 2020